

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

May 4, 2009

Mr. Donald Graham
Chief Executive Officer
The Washington Post Company
1150 15th Street, NW
Washington, D.C. 20071

      **RE: The Washington Post Company
              Definitive Proxy Statement on Schedule 14A
              Filed March 25, 2009
              File No. 001-06714**

Dear Mr. Graham:

      We have limited our review of your filing to the issue addressed below. Please amend your Form 10-K for the fiscal year ended December 28, 2008 to respond to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on March 25, 2009

Compensation Discussion and Analysis, page 23

1.   We note that the company performance measure used to award annual bonuses was an earnings per share goal of $31.90, as adjusted to exclude certain unusual items based upon the provisions of the Incentive Compensation Plan and as adjusted in the discretion of the compensation committee to exclude certain gains and other unusual charges. As this measure is a non-GAAP measure, specifically disclose how the compensation committee calculated the measure from your audited financial statements based upon the provisions of the Plan and how and why it exercised its discretion to adjust the performance measure further. In this regard, we note that the company's basis and diluted earnings per share amounts set forth in its financial statements were $6.89 per share and $6.87 per share, respectively. See Instruction 5 to Item 402(b).

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As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director